GaveKal Capital, LLC CODE OF ETHICS

Revised- July 2014

1.1	Purposes of the Code

1.1.A.   GaveKal has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first, and to refrain from having outside interests that conflict with the interests of its clients. GaveKal must avoid any circumstances that might adversely affect or appear to affect its duty of complete loyalty to its clients.

1.1.B.   This Code of Ethics (“the Code”) has been adopted by GaveKal as investment adviser to its clients pursuant to Rule 204A-1 under the Advisers Act. The Code applies to all GaveKal supervised persons (the “Supervised Persons “), and in some cases, particularly to GaveKal’s “access persons.” The CCO administers the Code. The purposes of the Code are to deter wrongdoing and to promote, on the part of all who work at GaveKal:  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; the prompt internal reporting to an appropriate person or persons identified in the Code of violations of the Code; and accountability for adherence to the Code.

1.1.C.   Each Supervised Person should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

1.2.	Supervised Persons Should Handle Ethically Actual and Apparent Conflicts of Interest Overview.

1.2.A.   A “conflict of interest” occurs when a Supervised Person’s private interest interferes with the interests of, or his service to, the clients of GaveKal. For example, a conflict of interest would arise if a Supervised Person, or a member of his family, receives improper personal benefits as a result of his/her position with GaveKal. Certain conflicts of interest arise out of the relationships between Supervised Persons and GaveKal and already are subject to conflict of interest provisions in the Advisers Act.

1.2.B.   If a Supervised Person is in doubt, other potential conflict of interest situations should be described immediately to the CCO for resolution. Similarly, any questions a Supervised Person has regarding generally the application or interpretation of the Code should be directed to the CCO immediately.

1.3	Disclosure and Compliance

1.3.A.   For purposes of Rule 204A and this Code, the term “Access Person” means a supervised person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic, and includes a supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds. Each member of GaveKal is presumed to be an access person.

1.3.B.   Each Supervised Person should familiarize him/herself with the disclosure requirements applicable generally to GaveKal. Each Supervised Person should, to the extent appropriate within his area of responsibility, consult with others at GaveKal and with outside service providers with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents GaveKal files with, or submits to, the SEC and in other public communications made by GaveKal. It is the responsibility of each Supervised Person to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.

1.3 C.   GaveKal’s communications policy covers electronic communications for the firm, to and from our clients and any personal e-mail communications within the firm and social networking sites. All firm and client related electronic communications must be on the firm’s systems, and use of personal e-mail addresses, personal social networks and other personal electronic communications for the firm or client communications is prohibited. For safeguarding company information, each company issued device (iphone, ipad, laptop) must have be password protected.

1.4	Code Requirements

1.4 A   All Supervised Persons must inform GaveKal of all instances in which the Supervised Person is acting as a trustee or has a power of attorney.  GaveKal has a policy that no Supervised Person may act as a trustee or have a power of attorney allowing the Supervised Person access to client funds.

1.4 B   All Supervised Persons must inform GaveKal of all instances in which the Supervised Person is involved in outside business activities that would/could provide a conflict of interest to the Supervised Person’s role at GaveKal. This would include, but is not limited to, membership of a Corporate Board or political contributions.

In addition, all supervised persons must disclose any potential conflict due to political contributions to a person of authority in order to influence the awarding of lucrative contracts of public plan assets and similar government investment accounts. This practice, known as "pay to play", is strictly prohibited. Upon hire, an employee whose primary responsibility will be to solicit clients, will be required to provide a “look back” to political contributions for the prior two years to confirm if any potential conflicts of interest are present, that would cause concern in regards to the “pay to play”.

1.4 C   Every access person must submit a complete report of his/her personal securities holdings to the CCO upon commencing association with GaveKal [See Appendix 1] within 10 days of hire, and thereafter, at least annually. [See Appendix 2] The report upon association must relate back no less than 45 days before the beginning date. The annual report must be current as of 45 days prior to filing;

1.4 D   Every access person must also file with CCO a quarterly report due no later than 45 days after the close of each calendar quarter [See Appendix 3]. Such reports are not required if the access person has arranged to have confirmations and monthly statements from his/her brokerage accounts forwarded to the CCO. Access persons who have no securities transactions to report need not file a report;

1.4 E	The initial, annual and quarterly filing reports requirement does not apply to the following securities holdings:

(1)	automatic investment plans; and

(2)	accounts over which the access person has no control.

1.4 F   These reports must include information about all “reportable securities” transactions. Ownership of securities by an access person’s household family member is presumed to be ownership by the access person.

1.4 G	The Adviser

(1)	The identity and amount of the related security involved;

(2)	The date and nature of the transaction;

(3)	The price at which the transaction was effected; and

(4)	The name of the broker, dealer or bank where the transaction was effected.

1.4. H	All securities are “reportable securities” except:

(1)	U.S. government securities;

(2)	money market instruments;

(3)	shares of money market funds;

(4)	shares of unaffiliated mutual funds;

(5)	debt and currency transactions; and

(6)	shares of unit investment trusts including unaffiliated mutual funds;

1.4 I    Access persons may only acquire shares of an initial public offering or a private placement of securities after obtaining the express permission of the CCO. In addition, GaveKal requires prior approval for all equities transactions and affiliated mutual fund transactions;

1.4 J    Violations of the Code must be reported promptly upon discovery to the CCO or the President of GaveKal;

1.4 K.  GaveKal shall provide a copy of this Code to each supervised person upon hire and have the supervised person confirm and acknowledge in writing [See Appendix 3-A] that he/she has received said Code.  Additionally, GaveKal will provide an updated Code on an annual basis to each supervised person. Each supervised person must confirm and acknowledge in writing [See Appendix 3-B] that he/she has received said Code.

1.4 L   GaveKal is required to maintain and enforce the Code.

1.4 M  Generally, records regarding this Code must be maintained for five years, a minimum of the first two on GaveKal’s premises. However, this Code must be retained in the records of GaveKal at all times while in effect and for five years after it ceases to be in effect. The acknowledgements of receipt by supervised  persons must be maintained at all times  as the supervised person remains associated with GaveKal and for five years after the association terminates. A list of access persons must be maintained and include the name of every person who was an access person at any time within the last five years, even if the person is no longer an access persons or no longer with GaveKal.

1.5	Privacy of Client Financial Information

GaveKal will not disclose any nonpublic personal information about a client to any nonaffiliated third party unless the client gives express permission to GaveKal to do so. The client in writing must grant such permission, or denial of permission, to GaveKal. A copy of the permission/denial document will be filed in the client file.

1.6	Conflicts of Interest Created by Accepting Gifts

Gifts (other than de minimis gifts, which are usually defined as having a value under $100.00) should not be accepted from persons or entities doing business with GaveKal. A gift log will be maintained and reviewed quarterly by the Management Committee.

1.7	Use of Disclaimers Prohibited

GaveKal shall not attempt to limit liability for willful misconduct or gross negligence through the use of disclaimers.

Below is the Insider Trading Policy as taken for the current Written Supervisory Procedures- it is restated here for emphasis, and kept in its current form for reference in the WSP, if desired.

1.8	“Whistleblower Policy”

GaveKal is committed to compliance with all applicable securities laws and regulations and internal controls, and to dealing with its clients and employees with integrity and in an ethical manner. Supervised Persons have a responsibility to practice honesty and integrity in fulfilling their responsibilities for Adviser and to promptly report concerns or complaints regarding potential unethical or fraudulent business practices or failure by Adviser to comply with applicable laws and regulations. This Policy is intended to encourage and enable Supervised Persons to raise serious concerns or complaints without fear of reprisal or dismissal.

1.8.A	Reporting Responsibility

It is the responsibility of all Supervised Persons to comply with Adviser’s policies and procedures and to report violations or suspected violations of the law and Adviser policy in accordance with this Whistleblower Policy. Adviser encourages Supervised Persons to raise concerns about any type of potential unethical or improper conduct with the CCO.

Supervised Persons should report concerns or complaints regarding unethical or fraudulent behavior, including, but not limited to the following (collectively, “Reportable Events”):

•	Non-compliance with securities laws, rules and regulations;
•	Fraud or illegal acts involving any aspect of Adviser’s business;
•	Material misstatements in regulatory filings, internal books and records, or records or reports of Adviser’s fund clients (“Clients”);
•	Activity that may be harmful to Adviser, a Client or a Client’s shareholders;
•	Falsification, alteration or substitution of Adviser records;
•	Authorizing, directing or participating in serious breaches of company policy;
•	Deliberately failing to report serious breaches of policy, concealing such breaches;
•	Deliberately withholding relevant information concerning a serious breach;
•	Deliberate non-compliance with Adviser’s policies and procedures as set forth in GaveKal’s Written Supervisory Procedures and including but not limited to:
•	Conflicts of interest;
•	Inaccuracy of books and records;
•	Insider trading; and
•	Money laundering

1.8B	Reporting Procedures

Acting in Good Faith

Anyone filing a complaint concerning a violation or suspected violation of Adviser’s policies and procedures must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of the law or Adviser’s policies. Good faith reports are encouraged, even if they may ultimately prove to have been mistaken. Any allegations that prove not to be substantiated and which prove to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense.

Report to CCO or Managing Director

Adviser has an open door policy regarding any suspected areas of concern and conflict and it is expected that all issues be brought to the CCO for review. If the Supervised Person is not comfortable, then he should discuss the concerns with the Managing Director.

1.8C	Violations

No Supervised Person who in good faith and with reasonable grounds reports a Reportable Event shall suffer harassment, retaliation or adverse employment consequence. Retaliatory conduct will not be tolerated under any circumstances and may even result in criminal liability.

Each complaint will be handled with prudence and confidentiality where possible. Legal counsel will be consulted with proper documentation and summary of incident kept in a file. The person who filed the complaint will be notified of the status of the inquiry and the resolution.

SECTION 14.0 – INSIDER TRADING

14.1	General [Advisers Act Rule 204-2]

The business of GaveKal is unlikely to involve investments in which concerns about insider trading are applicable. Even so, given the potentially dire adverse consequences of any activity that could be construed as insider trading, these policies and procedures are provided.

14.2	Supervisory Responsibility

The CCO shall be responsible for implementing, monitoring and enforcing GaveKal’s policies and procedures against insider trading. All officers, directors, employees and any IARs are prohibited from trading either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of Advisers Act Section 204A.

14.3	Advisers Act Section 204A

In Advisers Act Section 204A, all IAs are required to establish, maintain and enforce written procedures designed to prevent the misuse of material, non-public information in violation of the 1934 Act. This conduct is frequently referred to as “insider trading.”

14.4	Definitions

14.4.A.   “Insider Trading”   commonly defined as the buying or selling of a security while in possession of material, non-public information about the public company issuer of such security. In addition, a person can violate “insider trading” rules without actually engaging in securities transactions involving the security issued by the public company. For instance, a person who trades in derivative securities (such as options) written on securities issued by the public company while in possession of material, non-public information concerning that company would be in violation of insider trading rules. In addition, a person could violate insider trading laws by providing material, non-public information to another person to enable the other person to engage in insider trading.

14.4.B.   “Inside Information” is material non-public information provided by an external source (such as a client, prospective client or other third party) with the expectation that the information will be kept confidential and used solely for the business purposes of that third party and that has not yet become public regarding a public reporting company (issuer). Inside information remains “inside” as long as the information remains non-public. GaveKal associated persons may receive inside information from corporate officers, employees or directors of a client or prospective client. Inside information relating to a particular security also can come from a person who is not an official of the issuer, such as an investment banker, accountant or attorney with a relationship to the issuer or a bidder or potential bidder for the issuer’s securities. It may also include “tips” received directly or indirectly from corporate insiders, whether inside or outside of a client relationship, particularly where the recipient knows, or should know, that the corporate insider is disclosing the information improperly, in breach of the insider’s duty to his or her own company.

14.4.C.   “Public” For these purposes, information becomes “public” after reasonable amount of time has passed since it has been broadly disseminated or made widely available to the general public, such as by means of a press release carried over a major news service, a major news publication, a research report or publication, a public filing made with a regulatory agency, materials sent to shareholders or potential clients or customers such as a proxy statement or prospectus, or materials available from public disclosure services. It is important to note that even following a public announcement relating to a matter, many aspects of the matter may remain non-public.

14.4.D.   “Insiders” are people in positions of authority or special knowledge within a public company issuer such as officers, directors and others with intimate knowledge of the issuer’s operations. Insiders may also include substantial owners of the issuer or even independent contractors of the issuer such as financial printers.

14.4.E.   “Material Information” Technically, it is not illegal to engage in securities transactions while in possession of non-public information about a security as long as the information is not “material.” Information is considered to be “material” if a reasonable prudent person would consider the information to be useful in deciding to buy, sell or hold a security. It includes information that if publicly disclosed is reasonably likely to affect the market value of a security. Information may be material even if it relates to speculative or contingent events. Information that is material to a decision to trade a security is also likely to be material to a decision to trade related derivatives.

14.4.F.   Material inside information may include, but is not limited to significant:  changes in projected earnings, write-offs or upward adjustments in previously reported earnings, proposed or contemplated dividend changes, proposed or contemplated stock splits or stock dividends, changes to key managerial personnel, significant acquisitions, material litigation, labor disputes, a significant expansion or curtailment of operations, extraordinary borrowing, a change in major product or product line or a change of major customers or suppliers, significant new products or discoveries or the entering into of significant contractual arrangements, or significant unreported changes of stock ownership, plans regarding tender offers, joint ventures, other acquisitions, the control of an issuer’s securities or other purchasing or selling plans that could affect supply of and demand for a security, and in particular regarding fixed income securities, decisions to “call” certain bonds, refunding or a default regarding interest payments.

14.4.G.   “Proprietary Information” non-public information, analyses and plans that are created or obtained by GaveKal for GaveKal’s business purposes. Examples include unpublished research information, opinions and recommendations; information about GaveKal’s securities trading positions or trading intentions, GaveKal’s investment, trading or financial strategies or decisions, pending or contemplated customer orders, unpublished analyses of companies, industries or economic forecasts, advice to clients and analyses done by GaveKal.

14.4.H.   “Confidential Information” includes “inside information” and “proprietary information.”

14.5	Handling of Inside or Confidential Information

14.5.A.   Disclosure of Inside or Proprietary Information GaveKal associated persons may only disclose inside or proprietary information to those other associated persons and third parties (such as GaveKal’s outside counsel or the client’s lawyers or accountants) who have a valid business reason for receiving the information, i.e., persons who need to know the information in order to serve GaveKal or its clients. In no event may an associated person communicate inside or proprietary information to any person under circumstances in which it appears likely that such person will misuse the information.

14.5.B.   Use of Inside or Proprietary Information Material inside information obtained directly or indirectly from a client or other source may be used only for the specific purpose for which it was given; any other use without the permission of the source that originally entrusted GaveKal with the information is a misuse. Except with the prior approval of the CCO, material proprietary information may be used only for the business purposes for which the information was created or obtained. GaveKal associated persons may not use inside or proprietary information for their personal benefit or for the benefit of any related person.

14.5.C.   Associated persons should not discuss GaveKal’s or its clients’ business with, or in the presence of, persons who are not authorized to receive, or do not “need to know” such information (an “‘unauthorized” person). Associated persons should avoid such discussions in hallways, elevators, trains, subways, airplanes, restaurants and other public places generally. Use of speaker or mobile phones should be avoided in circumstances where unauthorized persons may overhear material inside or proprietary information.

14.5.D.   Documents and files that are confidential and, in particular, contain inside information, must be secure in order to minimize the possibility that such information will be transmitted to an unauthorized person. Confidential documents should be stored in locked file cabinets or other secure locations. Confidential databases and other confidential information accessible by computer should be maintained in computer files that are password protected or otherwise secure against access by unauthorized persons. Documents relating to other proprietary material such as the Restricted List or customer lists or records, must not be circulated or discussed outside GaveKal or within GaveKal except on a “need to know” basis.

14.6	Prohibited Practices

14.6.A.   Trading While in Possession of Material Inside Information

Associated persons are prohibited from buying or selling or recommending the purchase or sale of a security (or a derivative of such security) for any account (i.e., any proprietary account, client account, employee account or employee-related account) while the associated person is in possession of material inside information relating to that security or its issuer. If either GaveKal or any of its associated persons is in possession of material, non-public information, its associated persons may not trade upon such information until the day following the transmission of such information through the news media. This waiting period will help demonstrate that neither GaveKal nor any of its associated persons is not engaging in insider trading.

14.6.B.   “Front-running”   Associated persons may not buy or sell or recommend the purchase or sale of any security or a derivative thereof for any account in anticipation of a price change resulting from a contemplated or pending transaction in the security or a derivative thereof for another account unless the transaction is an offsetting hedge transaction in connection with the execution of a client order and the client is informed of the transaction. For example, if an associated person recommends that a client buy or sell a large block of securities and/or options, the associated person may not trade on such information ahead of the execution of such order or communicate such information to any person (including another customer) who does not “need to know” such information for a legitimate business purpose.

14.6.C.   Personal Benefit   Associated persons are reminded that any material inside or proprietary information created or obtained by GaveKal for its business purposes is the exclusive property of GaveKal. Associated persons are prohibited from misappropriating such information for personal use or benefit or for any other purpose.

14.6.D.    When in doubt?

(1)
Because of the difficulty in determining the materiality of information, GaveKal and its associated persons should refrain from engaging in any securities transactions in which GaveKal or any of its associated persons possesses non-public information concerning such security or its issuer. Whenever any associated person receives such information, he or she must immediately contact the CCO to discuss the appropriate action to be taken.

(2)	Rumors

(a)
Firm employees should promptly report to the CCO any rumor, which if true, might be considered material, nonpublic information concerning any publicly-traded Firm. No action should be taken on the basis of such a rumor, nor should it be communicated further, without the prior approval of the designated principal. This does not apply to discussions of unsubstantiated information widely circulated in the public media, so long as the source and unsubstantiated nature of the information are disclosed during the discussions. Spreading rumors, trading or making recommendations on the basis of rumors in violation of this policy may result in disciplinary action by GaveKal and, in certain circumstances, may violate the rules of the SEC and the various self-regulatory organizations.

(b)
If an employee believes that he or someone else may have obtained or disclosed inside or proprietary information in a manner not permitted by the policies and procedures set forth herein, he should immediately contact the CCO and should not use or further disclose such information.

14.7	Inter-Departmental Communications

14.7.A.   Review   The CCO shall review all inter-departmental communications involving material, non-public information and shall evidence such review by initialing or signing the communication.

14.7.B.   Sharing of Information   Inside information is to be communicated only to such associated persons of GaveKal who have a “need to know” such information in the performance of their job responsibilities. When necessary to communicate material, non-public information to an associated person, the CCO must document the:

(1)	name of the employee with whom the information was shared;
(2)	employee’s position and department;
(3)	date of the communication;
(4)	nature of the communication;
(5)	identity of the security affected; and
(6)	name of the person requesting that the information be communicated.

14.8	Prevention of Insider Trading

To prevent insider trading from occurring, the CCO shall:

14.8.A   design an appropriate educational program and provide educational materials to familiarize officers, directors, employees and other associated persons with GaveKal’s policy;

14.8.B   answer questions and inquiries regarding GaveKal’s policy;

14.8.C   review GaveKal’s policy on a regular basis and update it as necessary to reflect regulatory and industry changes;

14.8.D   resolve issues as to whether information received by an officer, director, employee or any other associated person constitutes material and non-public information;

14.8.E   upon determination that an officer, director, employee or any other associated person has possession of material non-public information, certain measures shall be implemented to prevent the dissemination of such information and all personnel shall be restricted from trading in any related securities;

14.8.F    if necessary, physically separate the departments that regularly receive confidential material, including the separation of record-keeping and support systems;

14.8.G   hold meetings with all employees at least annually to review the policy.

14.9	Reports to Management

14.9.A.   Immediate Reports Immediately upon learning of a potential insider trading violation, the CCO shall prepare a written report to the chief executive officer of GaveKal providing full details and recommendations for further action.

14.9.B.   Annual Report The CCO shall prepare an annual written report to the management of GaveKal in which he sets forth the following:

(1)	A summary of existing procedures to detect and prevent insider trading;

(2)	Full details of any investigation, either internal or by a regulatory agency, of any suspected insider trading and the results of such investigation;

(3)	If appropriate, the names of all securities appearing on GaveKal’s “Watch list” and/or “Restricted List” during the previous year, and the status of each such security;

(4)	An evaluation of GaveKal’s current procedures for monitoring and enforcing its insider trading policy and any recommendations for improvement; and

(5)	A description of GaveKal’s continuing education program regarding insider trading, including copies of any new materials used since the last report to management.